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FEB 1 4 2013

Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50076

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Kingsbridge Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12407 Ridge Road
  (No. and Street)

King George   VA   22485
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen A. Brown   540-775-3254
                                                 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
  (Name - if individual, state last, first, middle name)

1514 Old York Road   Abington   PA   19001
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, <u>Stephen A. Brown</u>_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Kingsbridge Capital Corp.</u>_____, as of <u>December 31</u>_____, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Less than $500,000 in revenue.

© 2001 ProFormWare/NCS 800-800-3204

KINGSBRIDGE CAPITAL CORP.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2012

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

KINGSBRIDGE CAPITAL CORP.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2012

Kingsbridge Capital Corp.
TABLE OF CONTENTS
December 31, 2012

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Kingsbridge Capital Corp.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Kingsbridge Capital Corp. (the "Company") as of December 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingsbridge Capital Corp. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Abington, Pennsylvania
February 11, 2013

Kingsbridge Capital Corp.
Statement of Financial Condition
December 31, 2012

Assets

Cash in FDIC insured deposit account	$	14,812
Receivables:		
Commissions		10,500
Total assets	$	25,312

Liabilities and Stockholders' Equity

Liabilities

Commissions payable	$	10,511
Accrued expenses		5,008
Total liabilities		15,519

Stockholders' Equity:

Common stock, $1.00 par value, authorized - 5,000 shares, issued and outstanding - 5,000 shares	5,000
Additional paid-in capital	1,000
Retained earnings	3,793
Total stockholders' equity	9,793
Total liabilities and stockholders' equity $	25,312

The accompanying notes are an integral part of these financial statements.

Kingsbridge Capital Corp.
Statement of Income
For the Year Ended December 31, 2012

Revenue

Commissions and service fees from sales of registered investment companies and variable annuities	$	317,864
Interest income		2
Total income		317,866

Expenses

Commissions paid		312,860
Audit fees		5,004
Total expenses		317,864
Income before taxes on income		2
Income tax expense		-
Net income	$	2

The accompanying notes are an integral part of these financial statements.

Kingsbridge Capital Corp.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balances at January 1, 2012	5,000 $	5,000 $	1,000 $	3,791 $	9,791
Net income for the year				2	2
Balances at December 31, 2012	5,000 $	5,000 $	1,000 $	3,793 $	9,793

The accompanying notes are an integral part of these financial statements.

Kingsbridge Capital Corp.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2012

Subordinated borrowings at January 1, 2012	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2012	$	-

The accompanying notes are an integral part of these financial statements.

Kingsbridge Capital Corp.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net income	$	2
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Increase (decrease) in liabilities:		
Commissions payable	(	315)
Accrued expenses		4
Net cash used in operating activities	(	309)
Net decrease in cash	(	309)
Cash and cash equivalents at beginning of year		15,121
Cash and cash equivalents at end of year	$	14,812
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Kingsbridge Capital Corp.

Notes to Financial Statements

December 31, 2012

---

1. **Organization**

   Kingsbridge Capital Corp. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the commonwealth of Virginia. It has agreed to limit its business to the sale of registered investment company shares and variable annuities. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. **Summary of Significant Accounting Policies**

   The following are the significant accounting policies followed by the Company:

   Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date.

   Income taxes – No provision has been made for income taxes since the Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. The Company is not taxed at the entity level.

   The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2012 the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2009.

   Cash and cash equivalents – The Company includes as cash and cash equivalents amounts maintained in an FDIC insured deposit account.

   Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

   Subsequent events - Management has evaluated the impact of all subsequent events through February 11, 2013 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. **Computation for Determination of Reserve Requirements**

   The Company will operate in accordance with the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions are limited to sales and redemption of shares of registered investment companies and/or variable annuities.

Kingsbridge Capital Corp.

Notes to Financial Statements (Continued)

December 31, 2012

4. **Net Capital Requirements**

   The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 the Company had net capital of $9,793 which was $4,793 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.58 to 1.

5. **Related Parties**

   The two stockholders and officers of the Company are stockholders and officers of King George Capital MGMT, Inc., an investment advisor registered with the commonwealth of Virginia. As such, King George Capital MGMT, Inc. is an affiliate of the Company.

6. **Concentrations of Credit Risk**

   The Company is engaged in brokerage activities in which counterparties primarily include mutual fund companies and insurance companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product.

7. **New Accounting Pronouncement**

   In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") No. 2011-11 (the "Pronouncement") related to disclosures about offsetting assets and liabilities. The amendments in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Pronouncement requires retrospective application for all comparative periods presented. Management is currently evaluating the impact that this Pronouncement may have on the Company's financial statements.

Kingsbridge Capital Corp.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Schedule I

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	9,793
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		9,793
Deductions and/or charges:		
Non-allowable assets:		-
Total non-allowable assets		-
Net Capital before haircuts on securities positions		9,793
Trading and investment securities:		
Total haircuts		-
Net Capital	$	9,793

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Commissions payable	$	10,511
Accrued expenses		5,008
Total aggregate indebtedness	$	15,519
Percentage of aggregate indebtedness to Net Capital		158%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Kingsbridge Capital Corp.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012   **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $15,519)	$	1,035
Minimum dollar Net Capital requirement of reporting broker or dealer		
and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	4,793
Net Capital less greater of 10% of aggregate indebtedness or 120%		
of minimum net capital	$	3,793

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
  No material difference exists between the broker's most recent, unaudited,
  Part IIA filing and the Annual Audit Report.

Kingsbridge Capital Corp.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

Board of Directors of
Kingsbridge Capital Corp.

In planning and performing our audit of the financial statements of Kingsbridge Capital Corp. (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 11, 2013